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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  19 )*
                                            ----

                                MANOR CARE, INC.
      ------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
      ------------------------------------------------------------------
                         (Title of Class of Securities)

                                 564-054-10-4
                       ---------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 564-054-10-4                  13G                      Page 2 of 5


1    Name of Reporting Person

     Stewart Bainum
     Jane Bainum


2    Check the Appropriate Box if a Member of a Group

     (a)  (X)     (b)  (  )


3    SEC Use Only


4    Citizenship

      U.S.A.


Number of Shares Beneficially
 Owned by Each Reporting Person with:

     5    Sole Voting Power         4,521,333

     6    Shared Voting Power       5,552,569

     7    Sole Dispositive Power    4,519,919

     8    Shared Dispositive Power  5,552,569


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     10,073,902


10   Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares



11   Percent of Class Represented by Amount in Row 9

     15.83%


12   Type of Reporting Person

     IN

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CUSIP No. 564-054-10-4                 13G                      Page 3 of 5


Item 1(a) Name of Issuer:
-------------------------

    Manor Care, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
----------------------------------------------------------

    11555 Darnestown Road
    Gaithersburg, Maryland  20878

Item 2(a) Name of Person Filing:
--------------------------------

    Stewart Bainum
    Jane Bainum

Item 2(b) Address of Principal Business Office:
-----------------------------------------------

    10750 Columbia Pike
    Silver Spring, Maryland  20901

Item 2(c) Citizenship:
----------------------

    United States of America


Item 2(d) Title of Class of Securities:
---------------------------------------

    Common Stock

Item 2(e) CUSIP Number:
-----------------------

    564-054-10-4

Item 3:
-------

    Not applicable

Item 4 Ownership:
-----------------

    a. As of December 31, 1997 ownership is as follows:

       10,073,902 shares, including (i) 3,717,542 shares held directly by the Stewart Bainum Declaration of Trust, of which Mr. Bainum is the sole trustee and beneficiary; (ii) 869,543 shares owned by Bainum Associates Limited Partnership and 1,035,852 shares owned by MC Investments Limited Partnership, each of which is a limited partnership in which Mr. Bainum and Mrs. Bainum have joint ownership interests as limited partners and, as such, have the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interests; (iii) 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which Mr. Bainum and Mrs. Bainum share voting authority with other shareholders of the company; (iv) 79,305 shares held by the Commonweal Foundation, of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority; (v) 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee and beneficiary of which is Mrs. Bainum; (vi) 3,666 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after December 31, 1997; and (vii) 1,414 shares of restricted stock granted to Mr. Bainum by the issuer which is not vested but which Mr. Bainum has the right to vote.

    b. Percent of class:

       15.83%

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CUSIP No. 564-054-10-4                   13G                      Page 4 of 5


    c.   Number of shares as to which such person has:

         (i)   Sole power to vote or direct the vote      4,521,333

         (ii)  Shared power to vote or direct the vote    5,552,569

        (iii)  Sole power to dispose or to direct
                 the disposition of                       4,519,919

        (iv)   Shared power to dispose or to direct
                 the disposition of                       5,552,569


Item 5 Ownership of Five Percent or Less of a Class:
----------------------------------------------------

   Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
-----------------------------------------------------------------------

   To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the reporting person's knowledge, other than Barbara Bainum, Bruce Bainum, Roberta Bainum and Stewart Bainum, Jr., the reporting person's children, no other person has such interest relating to more than 5% of the outstanding class of securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the
-----------------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company:
---------------------------------------------------------

    Not applicable

Item 8 Identification of Members of the Group:
----------------------------------------------

   Stewart Bainum
   Jane Bainum

Item 9 Notice of Dissolution of Group:
--------------------------------------

    Not applicable

Item 10 Certification:
----------------------

   Not applicable

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CUSIP No. 564-054-10-4                  13G                      Page 5 of 5


Signature:
----------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1998


/s/ Stewart Bainum
------------------
Stewart Bainum



February 11, 1998


/s/ Jane Bainum
-------------------------
Jane Bainum

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